                                           Tracor, Inc. 401(k) Savings Plan

                                           AUDITED FINANCIAL STATEMENTS AND
                                           SUPPLEMENTAL SCHEDULES

                                           December 31, 1997

Tracor, Inc. 401(k) Savings Plan

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 1997

Audited Financial Statements

   Report of Independent Auditors .................................... 1
   Statements of Assets Available for Benefits ....................... 2
   Statement of Changes in Assets Available for Benefits ............. 3
   Notes to Financial Statements ..................................... 5

Supplemental Schedules

   Schedule of Assets Held for Investment Purposes .................. 11
   Schedule of Reportable Transactions .............................. 13
   Nonexempt Party-in-Interest Transactions .........................  *
   Obligations in Default ...........................................  *
   Leases in Default ................................................  *

   * The Plan's activities for the year ended December 31, 1997, did not include any such transactions under definitions in the Department of Labor regulations, and, accordingly, these schedules are not presented.

                         Report of Independent Auditors

401(k) Savings Plan Committee
Tracor, Inc.
Austin, Texas

We have audited the accompanying statements of assets available for benefits of the Tracor, Inc. 401(k) Savings Plan (the "Plan") as of December 31,
1997 and 1996, and the related statements of changes in assets available for benefits for the year ended December 31, 1997. These financial statements and the supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             /S/ Ernst & Young LLP

Austin, Texas
June 19, 1998

Tracor, Inc. 401(k) Savings Plan

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

December 31, 1997 and 1996

                                                1997              1996
                                            ------------      ------------
         ASSETS

Cash and cash equivalents                   $    658,813      $    124,185

Norwest funds:
     Income Fund                              72,185,710        53,750,784
     Growth Equity Fund                       83,233,030        78,541,786
     Small Cap Opportunities Fund             10,485,291         1,986,637

Vanguard funds:
     Wellington Fund                          70,237,052        42,529,078
     Institutional Index Fund                 68,707,134        15,435,125
     Windsor II                               17,603,096                --
     International Growth Fund                 6,556,044         2,440,065

T. Rowe Price Spectrum Income Fund            31,733,251        27,316,690
Fidelity Contrafund                           39,205,419         4,612,040
Tracor Stock Fund                              7,073,548         2,345,278
General Dynamics Stock Fund                    3,990,934                --
                                            ------------      ------------
                                             411,669,322       229,081,668

Loans receivable from participants            13,481,267         7,610,485
Contributions receivable                         855,364                --
Interest income receivable                     4,137,930           100,054
                                            ------------      ------------
     Total assets available for benefits    $430,143,883      $236,792,207
                                            ============      ============

See notes to financial statements.

Tracor, Inc. 401(k) Savings Plan

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 1997

                                                                         Small
                                                                          Cap                       Institu-
                                                           Growth       Opportun-                    tional
                                             Income        Equity        ities       Wellington      Index
                                Total         Fund          Fund          Fund          Fund         Fund
                            ------------   -----------   -----------   -----------   -----------  -----------
       ADDITIONS

   Employer contributions,
     net of forfeitures     $  7,263,158   $ 1,606,861   $ 1,290,093   $   132,600   $ 1,053,893  $ 1,313,061
   Employee contributions     34,834,904     8,989,801     6,379,184       833,019     5,219,180    5,142,417
   Interest and dividend
     income                    7,368,453       409,067        91,694         1,352     2,519,620      833,463
   Net realized and
     unrealized gain on
     investments              57,812,037     4,317,277    14,752,819     1,377,684    11,266,757   14,792,756
   Contributions receivable,
     net change                  855,364            --            --            --           --            --
   Interest income
     receivable, net change    1,037,876            --            --            --           --            --
                            ------------   -----------   -----------   -----------   -----------  -----------

     Total additions         112,171,792    15,323,006    22,513,790     2,344,655    20,059,450   22,081,697

       DEDUCTIONS

   Distributions to
     participants             33,097,403    10,481,832     7,136,303       447,432     5,215,284    3,205,780
   Administrative expenses        63,032        30,650         5,399           219        11,253        4,586
                            ------------   -----------   -----------   -----------   -----------  -----------

     Total deductions         33,160,435    10,512,482     7,141,702       447,651     5,226,537    3,210,366

   Net borrowings by
     participants                     --      (339,913)     (552,964)      (51,304)     (340,180)    (352,168)
   Net transfers into
     (out of) fund                    --    (6,043,416)  (11,534,091)    5,780,597    (2,900,263)   6,278,517
   Transfer of funds due
     to plan merger          114,340,319    19,792,161     1,265,648       801,940    16,397,766   28,695,995
                            ------------   -----------   -----------   -----------   -----------  -----------

   Net increase in fund      193,351,676    18,219,356     4,550,681     8,428,237    27,990,236   53,493,675

   Net assets available
     for benefits
     at beginning of year    236,792,207    53,953,518    78,650,199     1,961,649    42,311,732   15,258,600
                            ------------   -----------   -----------   -----------   -----------  -----------

   Net assets available
     for benefits
     at end of year         $430,143,883   $72,172,874   $83,200,880   $10,389,886   $70,301,968  $68,752,275
                            ============   ===========   ===========   ===========   ===========  ===========

See notes to financial statements



                   Inter-                                                             Loans
                  national     Spectrum                     Tracor       General    Receivable
                   Growth       Income                      Stock       Dynamics    from Parti-
   Windsor II       Fund         Fund       Contrafund       Fund      Stock Fund      cipant        Other
   -----------   ----------   -----------   -----------   ----------   ----------   -----------   ----------



   $   (14,787)  $   90,664   $   513,717   $ 1,170,133   $  106,923   $       --   $        --   $       --
       200,130      843,160     2,512,967     4,147,630      567,416           --            --           --

       339,221       82,696     1,919,434        37,671       21,284       88,905     1,024,046           --


     2,836,513       93,340     1,608,094     4,379,839    1,599,481      787,477            --           --

            --           --            --            --           --           --            --      855,364

            --           --            --            --           --           --            --    4,037,876
   -----------   ----------   -----------   -----------   ----------   ----------   -----------   ----------

     3,361,077    1,109,860     6,554,212     9,735,273    2,295,104      876,382     1,024,046    4,893,240




       328,374      355,070     2,345,844     2,356,417      337,913      244,590       642,564           --
           369           90         9,247         1,049          170           --            --           --
   -----------   ----------   -----------   -----------   ----------   ----------   -----------   ----------

       328,743      355,160     2,355,091     2,357,466      338,083      244,590       642,564           --


      (235,940)     (56,520)     (102,774)      123,989      (68,312)          --     1,976,086           --

     4,814,597    1,350,027    (2,460,266)    2,033,914    2,939,409     (259,025)           --           --

    10,070,411    2,160,907     2,794,009    25,094,381           --    3,753,887     3,513,214           --
   -----------   ----------   -----------   -----------   ----------   ----------   -----------   ----------

    17,681,402    4,209,114     4,430,090    34,630,091    4,828,118    4,126,654     5,870,782    4,893,240



            --    2,432,052    27,336,498     4,703,512    2,473,908           --     7,610,485      100,054
   -----------   ----------   -----------   -----------   ----------   ----------   -----------   ----------



   $17,681,402   $6,641,166   $31,766,588   $39,333,603   $7,302,026   $4,126,654   $13,481,267   $4,993,294
   ===========   ==========   ===========   ===========   ==========   ==========   ===========   ==========

/TABLE

Tracor, Inc. 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 1997

Note A -- Description of the Plan

The following description of the Tracor, Inc. 401(k) Savings Plan (Plan) provides general information only. Reference should be made to the Summary Plan Description or the Plan document for more complete information.

  Plan Sponsor

The Plan has been adopted by Tracor, Inc. (Plan Sponsor) and certain of its domestic subsidiaries (Participating Employers). The Plan is a contributory defined contribution plan, optional to all eligible employees. The Plan is administered by the trustee, Norwest Bank, under the direction of employees of the Plan Sponsor and Participating Employers (the Committee) who may also be Plan participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  Plan Amendments

Effective January 1, 1997, the QSI Profit Sharing/401(k) Plan, the GDE Systems, Inc. Partners in Retirement Savings Plan, and the Cordant, Inc. Retirement Savings Plan were merged into the Plan. Effective July 1, 1997, the Aerial Data Reduction Associates, Inc. (ADR) 401(k) Profit Sharing Plan and Trust was merged into the Plan. Assets totaling approximately $114.3 million were transferred from each plan's trustee to Norwest Bank.

  Participants

Substantially all employees of the Plan Sponsor and Participating Employers are eligible to participate in the Plan upon their date of hire. Enrollment in the Plan is generally the first day of any month.

  Contributions

Participants may elect to contribute from 1% to 20% of their compensation, as defined by the Plan, limited to $9,500 for 1997. Highly compensated participants, as defined by the Internal Revenue Service (IRS), may be subject to more restrictive maximum limits. Participant contributions in excess of maximum limits allowed by the IRS are refunded to the participant. Excess contributions distributed in 1997 totaled approximately $528,000 and are presented as a reduction to employee contributions. Participants are immediately vested in their contributions, as well as Plan earnings. Participant contributions and Plan earnings are not taxable to the participants as income until they are withdrawn from the Plan.

The Plan Sponsor and Participating Employers contribute to participant accounts as follows:

Aerospace Electronic Systems, Inc. (AES)     75% of the first 3% and 50% of the
                                             next 3% of the participant's
                                             contributions and discretionary
                                             profit sharing contributions

Tracor Services Corporation                  Up to 50% of the participant's
                                             contributions, limited to 5% of
                                             participant's base salary or a
                                             profit sharing contribution

Tracor Technical Services, Inc.              4% of the participant's base salary

GDE Systems, Inc.                            50% of the participant's
                                             contributions, limited to 10% of
                                             the first $25,000 of participant's
                                             salary plus 6% of participant's
                                             salary above $25,000

Quality Systems, Inc.                        50% of the participant's
                                             contributions, limited to 6% of
                                             participant's base salary

Enterprise Solutions                         50% of the participant's
 (formerly Cordant Holdings, Inc.)           contributions, limited to 6% of
                                             participant's base salary and
                                             discretionary profit sharing
                                             contributions

ADR 50% of the participant's contributions, limited to 4% of participant's base salary

All other Participating Employers            25% of the participant's
                                             contributions, limited to 6% of
                                             participant's base salary

Vesting for Plan Sponsor and Participating Employer matching contributions occurs over two to four years for Vitro Corporation and Tracor Services Corporation participants. Employees of AES who enroll as participants after September 30, 1996, vest immediately in company matching contributions and vest 100% in profit sharing contributions after completing five years of service. Participants employed by GDE Systems, Inc., Quality Systems, Inc., ADR and Enterprise Solutions vest upon completion of five years credited service. Vesting for all other participants occurs immediately. Plan Sponsor and Participating Employer contributions for 1997 are shown net of forfeitures totaling $290,000.

  Investment Options

Contributions made by the participants and by the Plan Sponsor or a Participating Employer may be directed by the participant to any of the eleven investment options:

     Income Fund -- Invests in the Norwest Stable Return Fund, which invests in fixed income securities, insurance pooled accounts, and individual guaranteed investment contracts (GICs).

     Norwest Growth Equity Fund -- Invests in large company growth stocks, small company stocks and international stocks.

     Norwest Small Cap Opportunities Fund -- Invests all assets in the Schroder U.S. Smaller Companies Portfolio, a series of Schroder Capital Funds, itself a registered open-end management investment company.

     Vanguard Wellington Fund -- Invests 60-70% of assets in equity securities and 30-40% in fixed income securities.

     Vanguard Institutional Index Fund -- Invests in equity securities of companies in the Standard & Poor's 500 Composite Stock Price Index. The fund holds all of the 500 underlying securities in proportion to their weighting in the Index.

     Vanguard Windsor II   Invests primarily in common stocks of companies that
     are undervalued or out-of-favor.

     Vanguard International Growth Fund -- Invests in stocks of companies based outside the United States that have above-average growth potential. 60-70% of the fund is invested in small- to medium-sized companies, and the remainder is invested in liquid, large capitalization stocks.

     T. Rowe Price Spectrum Income Fund -- Invests primarily in domestic bond funds and in a foreign bond fund. Up to 25% of fund assets may be allocated to a stock fund.

     Fidelity Contrafund -- Invests in equity securities of companies that are undervalued or out-of-favor.

     Tracor Stock Fund -- Invests in Tracor, Inc. common stock.

     General Dynamics Stock Fund   Invests in General Dynamics, Inc. common
     stock.

  Distributions

Participants are entitled to receive a distribution of their accounts upon reaching age 59-1/2, termination of employment, disability, death, or in the event of a financial hardship. Distributions may be made in a lump-sum or in periodic installments and are taxable to the participant when received. Distributions prior to age 59-1/2 may subject the participant to a 10% federal tax penalty.

Participants may borrow from their Plan account in accordance with provisions of the Plan.

  Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

  Administrative Costs

Administrative costs of the Plan of approximately $130,000 were paid by the Plan Sponsor and Participating Employers in 1997.

Note B -- Significant Accounting Policies

  Investments

All pooled account, collective fund, and common stock investments are valued at the net asset value quoted in an active market as of the last business day of the year. The insurance investment contracts are recorded at contract value, which represents cost plus accrued income, and loans receivable from participants are valued at cost which approximates fair value.

  Distributions

Distributions to participants are recorded by the Plan when actual payments are made.

  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Note C -- Federal Income Taxes

The Plan obtained its latest determination letter, dated October 8, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.
The Plan has been amended since filing for the determination letter. However, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note D -- Investments

The Plan's investments are held by a trust fund and are presented in the following table. Investments that represent 5 percent or more of the Plan's assets are separately identified.

                                                        December 31,
                                              -----------------------------
                                                   1997             1996
                                              ------------     ------------
Investments at fair value as determined
 by quoted market price:
   Norwest Stable Return Fund                 $ 45,844,859     $ 24,330,752
   Norwest Growth Equity Fund                   83,233,030       78,541,786
   Vanguard Wellington Fund                     70,237,052       42,529,078
   Vanguard Institutional Index Fund            68,707,134       15,435,125
   T. Rowe Price Spectrum Income Fund           31,733,251       27,316,690
   Fidelity Contrafund                          39,205,419               --
   Other                                        46,367,726       11,508,205
                                              ------------     ------------

                                               385,328,471      199,661,636

Investments at cost (estimated fair value):
   Participant loans                            13,481,267        7,610,485

Investments at contract value:
   Bankers Trust Pyramid GIC Fund               20,373,504       19,216,476
   Guaranteed investment contracts               5,967,347       10,203,556
                                              ------------     ------------

                                              $425,150,589     $236,692,153
                                              ============     ============

At December 31, 1997 and 1996, the Plan's assets include four and five guaranteed investment contracts (GICs), respectively. Interest crediting rates on the GICs are determined at the time of purchase except for the Bankers Trust Pyramid GIC Fund, a pooled account with no stated interest rate. At December 31, 1997 and 1996, the interest crediting rates on the other GICs ranged from 8.46% to 8.75%. The average yield approximates the interest crediting rates because there has been no change in the interest crediting rates. The average yield on the Bankers Trust Pyramid GIC Fund for 1997 and 1996 was 6.04% and 5.85%, respectively.

The fair value of investments in GICs was estimated by discounting the expected future cash flows using contractual maturities and current market rates. The estimated fair value of guaranteed investment contracts held at December 31, 1997, is as follows:

                                        Carrying      Estimated
Guaranteed Investment Contract           Amount       Fair Value
------------------------------------  -----------     -----------

Bankers Trust Pyramid GIC Fund        $20,373,504     $20,373,504
Canada Life Assurance GAC               3,002,266       3,040,101
Commonwealth Life Insurance Company     2,607,275       2,633,060
Security Life of Denver GIC               357,806         354,754

Amounts invested in the GICs are subject to certain restrictions and penalties if the contracts are terminated or if assets are withdrawn for reasons other than for participant retirement or termination benefits, transfers to other investment funds, or loan withdrawals.

Note E -- Year 2000 Issue (Unaudited)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

Note F -- Subsequent Event

Subsequent to year end, the Plan Sponsor was acquired by General Electric Corporation, p.l.c. of the United Kingdom. As of the report date, no decision has been made to change, merge or terminate the Plan.

SUPPLEMENTAL SCHEDULES

Tracor, Inc. 401(k) Savings Plan

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 1997

                                                                                    Current
   Identity of Issue           Description of Investment             Cost            Value
   ------------------          ---------------------------       ------------     ------------

   * Norwest Bank              Cash and cash equivalents         $    658,813     $    658,813

   Mutual funds:

   * Norwest Stable            1,825,834 shares, mutual
      Return Fund                fund, share value $25.11          43,628,851       45,844,859

   * Norwest Growth            2,594,546 shares, mutual
      Equity Fund                fund, share value $32.08          68,404,911       83,233,030

   * Norwest Small Cap         468,512 shares, mutual
      Opportunities Fund         fund, share value $22.38           9,553,453       10,485,291

   Vanguard Wellington         2,384,959 shares, mutual
      Fund                       fund, share value $29.45          62,365,567       70,237,052

   Vanguard Institutional      767,163 shares, mutual
      Index Fund                 fund, share value $89.56          55,474,915       68,707,134

   Vanguard/Windsor II         615,063 shares, mutual
                                 fund, share value $28.62          14,382,856       17,603,096

   Vanguard International      400,003 shares, mutual
      Growth Fund                fund, share value $16.39           6,668,322        6,556,044

   T. Rowe Price Spectrum      2,721,548 shares, mutual
      Income Fund                fund, share value $11.66          30,475,670       31,733,251

   Fidelity Contrafund         840,777 shares, mutual
                                 fund, share value $46.63          35,927,376       39,205,419
                                                                 ------------     ------------

      Total mutual funds                                          326,881,921      373,605,176

   Common stock:

   * Tracor, Inc.              232,874 shares, common
                                 stock, share value $30.38          5,306,237        7,073,548

   General Dynamics, Inc.      46,005 shares, common
                                 stock, share value $86.75          1,185,824        3,990,934
                                                                 ------------     ------------

      Total common stock                                            6,492,061       11,064,482

   Guaranteed investment
    contracts:

   Bankers Trust Pyramid       GIC, pooled account,
      GIC Fund                   matures 4/1/99                    20,373,504       20,373,504

   Canada Life Assurance       GAC, 8.75%, matures 1/15/98          3,002,266        3,002,266

   Commonwealth Life Ins. Co.  GIC, 8.46%, matures 4/30/98          2,607,275        2,607,275

   Security Life of Denver     GIC, 8.73%, matures 4/30/01            357,806          357,806
                                                                 ------------     ------------

      Total guaranteed
       investment contracts                                        26,340,851       26,340,851

   * Participant loans         Various maturities and
                                 interest rates: 7 to 11.5%                --       13,481,267
                                                                 ------------     ------------

     Total assets held for investment                            $360,373,646     $425,150,589
                                                                 ============     ============

   * Indicates party-in-interest to the Plan


SCHEDULE OF REPORTABLE TRANSACTIONS

                                                                                                       Current
                                                                                                        Value
                                                                                                     of Asset on
   * Identity of                                            Purchase       Selling       Cost of     Transaction       Net
   Party Involved            Description of Asset             Price         Price         Asset          Date         Gain
   -----------------------   ---------------------------   -----------   -----------   -----------   -----------   ----------
   Category (i)

                             Fidelity Investments -
                              Contrafund                   $25,094,381                 $25,094,381   $25,094,381

                             The Vanguard Group -
                              Institutional Index           18,853,531                  18,853,531    18,853,531

   Category (iii)

                             Norwest Bank -
                              Stable Return Fund            40,468,243                  40,468,243    40,468,243

                             Norwest Bank -
                              Stable Return Fund                         $21,421,434    20,709,014    21,421,434   $  712,420

                             Norwest Bank -
                              Growth Equity Fund            17,066,263                  17,066,263    17,066,263

                             Norwest Bank -
                              Growth Equity Fund                          18,826,125    14,553,991    18,826,125    4,272,134

                             Norwest Bank -
                              Small Cap Opportunities Fund   9,709,104                   9,709,104     9,709,104

                             Norwest Bank -
                              Small Cap Opportunities Fund                 2,330,822     2,076,131     2,330,822      254,691

                             Norwest Bank -
                              Short Term Investment Fund    15,841,243                  15,841,243    15,841,243

                             Norwest Bank -
                              Short Term Investment Fund                  15,532,793    15,532,793    15,532,793

                             The Vanguard Group -
                              Institutional Index Fund      40,375,223                  40,375,223    40,375,223

                             The Vanguard Group -
                              Institutional Index Fund                     8,091,394     6,753,697     8,091,394    1,337,697

                             The Vanguard Group -
                              Wellington Fund               23,966,105                  23,966,105    23,966,105

                             The Vanguard Group -
                              Wellington Fund                             10,367,797     9,132,598    10,367,797    1,235,199

                             T. Rowe Price -
                              Spectrum Income Fund           9,725,795                   9,725,795     9,725,795

                             T. Rowe Price -
                              Spectrum Income Fund                         6,531,100     6,361,875     6,531,100      169,225

                             Fidelity Investments -
                              Contrafund                    36,052,570                  36,052,570    36,052,570

                             Fidelity Investments -
                              Contrafund                                   5,056,666     4,596,041     5,056,666      460,625

                             Dreyfus Trust Company -
                              Capital Preservation Fund        412,997                     412,997       412,997

                             Dreyfus Trust Company -
                              Capital Preservation Fund                   14,520,654    14,520,654    14,520,654

     There were no Category (ii) or (iv) reportable transactions during the year ended December 31, 1997.
     * All transactions on market.


                        TRACOR, INC. 401(k) SAVINGS PLAN

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                             Tracor, Inc. 401(k) Savings Plan


Date:  June 26, 1998                         By: /s/ Peter Price
                                                 ------------------------------
                                                 Peter Price
                                                 Treasurer